UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS FINANCIAL PERFORMANCE

4Q21

***P-70,** in Atapu field*

PETROBRAS

Petrobras Financial Performance in 4Q21

Rio de Janeiro, February 23rd, 2022 - In 4Q21, Petrobras posted solid operational and financial results. According to Petrobras’ CEO, Joaquim Silva e Luna, “Petrobras generated consistent results in 4Q21, demonstrating that a healthy company committed to society is capable of growing, investing, generating jobs, paying taxes and returning money to its shareholders, effectively contributing to the country’s development. None of this would be possible for an indebted company bereft of the ability to generate value. These results demonstrate that the quality of our work unequivocally translates into wealth for society.”

According to CFO Rodrigo Araujo Alves, “Either from the operational, economic and financial perspective or the strategic perspective, we have today a much more solid and resilient company that was able to show that rational and efficient management generates value to society and to our shareholders. It is worth mentioning that, in addition to dividends, in 2021 we paid more than R$ 200 billion in taxes, totaling around R$ 230 billion in returns to society, not including the additional dividends approved today.”

Mains highlights:

- Achievement of gross debt target of US$ 60 billion 15 months in advance, resulting in a net debt/EBITDA ratio of 1.1x.

- Achievement of all top metrics established in the 2021-2025 Strategic Plan and of all production targets for the year, with the pre-salt accounting for around 70% of our production.

- Largest reserves addition in the history of Petrobras (1.97 billion boe), resulting in the replacement of 219% of 2021 production.

- Approval of the 2022-2026 Strategic Plan with goals for value generation supported by assets that are resilient to low oil prices and low carbon intensity, and projected investments of US$ 68 billion, with a forecast of 15 new FPSOs starting up in the period, 12 of which are already procured.

- Main annual results: recurring EBITDA of US$ 43.5 billion and free cash flow of US$ 31.5 billion.

- Total shareholder remuneration proposed of R$ 7.77 per common or preferred share.

- One notch rating upgrade by Moody's, from "Ba2" to "Ba1", with a stable outlook, and upgrade of the company's stand-alone credit profile (intrinsic risk) rating also by 1 notch, from "ba2" to "ba1.

- Cash inflow from asset sales of US$ 4.8 billion in 2021, including the conclusion of the US$ 1.8 billion sale of RLAM, which represents about 13% of Brazil's refining capacity, and conclusion of the offer of Petrobras Distribuidora shares in the amount of US$ 2.2 billion.

- Acquisition of exploration rights in the Sépia and Atapu fields, which will contribute to continuous value generation.

- Production start-up of FPSO Carioca, the first platform in the Sépia field, in the pre-salt layer of Santos Basin, and completion of the P-70 ramp-up, in the Atapu field, in less than 13 months.

- Average total utilization factor in our refineries of 88% in 4Q21 and 83% in 2021, the highest rate in the last five years, reflecting efficiency gains in the plants’ management.

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- Investments in scheduled maintenance stoppages in our refineries broke records in 2021, reaching R$ 2.3 billion. The figure represents an increase of more than 50% compared to 2020 and more than 20% compared to the previous record reached in 2019.

- Record sales and production of S-10 diesel in 2021, with an increase of 34.7% in sales and 10% in production.

- Conclusion of obligations with the US Department of Justice (DOJ).

- Ambition to achieve greenhouse gas emissions neutrality on scope 1 and 2 operations, alongside the intention to influence the achievement of the same objective in non-operated assets, within a period compatible with that established by the Paris Agreement.

- Return to the Dow Jones Sustainability Index World by S&P Global's Corporate Sustainability Assessment, with the highest grades in the Materiality, Environmental Report, Water-Related Risks and Social Report criteria.

- In addition to the disclosure of this Financial Performance Report, we are releasing on the same date the 2021 Financial Statements, Management, Fiscal and Climate Change Reports.

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This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 4Q21 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

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Main Items

*

Table 1 – Main items

						Variation (%)
US$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 / 3Q21	4Q21 / 4Q20	2021 / 2020
Sales revenues	24,031	23,255	13,911	83,966	53,683	3.3	72.7	56.4
Gross profit	10,579	11,392	7,527	40,802	24,488	(7.1)	40.5	66.6
Operating expenses	(257)	1,000	5,433	(3,218)	(14,425)	−	−	(77.7)
Consolidated net income (loss) attributable to the shareholders of Petrobras	5,636	5,938	11,509	19,875	1,141	(5.1)	(51.0)	1641.9
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	4,266	3,332	5,385	15,539	2,750	28.0	(20.8)	465.1
Net cash provided by operating activities	9,196	10,528	7,072	37,791	28,890	(12.7)	30.0	30.8
Free cash flow	7,511	9,023	5,684	31,466	23,016	(16.8)	32.1	36.7
Adjusted EBITDA	11,276	11,623	8,811	43,555	28,391	(3.0)	28.0	53.4
Recurring adjusted EBITDA *	11,190	12,212	6,493	43,482	25,242	(8.4)	72.3	72.3
Gross debt (US$ million)	58,743	59,588	75,538	58,743	75,538	(1.4)	(22.2)	(22.2)
Net debt (US$ million)	47,626	48,132	63,168	47,626	63,168	(1.1)	(24.6)	(24.6)
Net debt/LTM Adjusted EBITDA ratio	1.09	1.17	2.22	1.09	2.22	(6.8)	(50.9)	(50.9)
Average commercial selling rate for U.S. dollar	5.58	5.23	5.40	5.40	5.16	6.7	3.3	4.7
Brent crude (US$/bbl)	79.73	73.47	44.23	70.73	41.67	8.5	80.3	69.7
Domestic basic oil by-products price (US$/bbl)	87.00	80.70	49.96	77.28	50.14	7.8	74.1	54.1
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.54	0.56	-	-	(3.6)
ROCE (Return on Capital Employed)	7.8%	7.0%	2.5%	7.8%	2.5%	+ 0.8 p.p.	+ 5.3 p.p.	+ 5.3 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

5

Consolidated Results

Net Revenues

Table 2 – Net revenues by products

						Variation (%)
US$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 / 3Q21	4Q21 / 4Q20	2021 / 2020
Diesel	6,756	6,833	3,683	24,236	13,924	(1.1)	83.4	74.1
Gasoline	3,762	3,383	1,795	11,910	6,313	11.2	109.6	88.7
Liquefied petroleum gas (LPG)	1,164	1,291	922	4,491	3,383	(9.8)	26.2	32.8
Jet fuel	815	629	342	2,271	1,455	29.6	138.3	56.1
Naphtha	480	526	330	1,699	1,694	(8.7)	45.5	0.3
Fuel oil (including bunker fuel)	507	545	255	1,775	795	(7.0)	98.8	123.3
Other oil by-products	1,181	1,197	797	4,261	2,712	(1.3)	48.2	57.1
Subtotal Oil By-Products	14,665	14,404	8,124	50,643	30,276	1.8	80.5	67.3
Natural gas	1,798	1,716	957	5,884	3,649	4.8	87.9	61.2
Crude oil	591	26	16	671	48	2173.1	3593.8	1297.9
Renewables and nitrogen products	6	12	14	40	59	(50.0)	(57.1)	(32.2)
Revenues from non-exercised rights	43	39	70	243	438	10.3	(38.6)	(44.5)
Electricity	730	1,038	643	2,902	1,109	(29.7)	13.5	161.7
Services, agency and others	240	238	193	808	755	0.8	24.4	7.0
Total domestic market	18,073	17,473	10,017	61,191	36,334	3.4	80.4	68.4
Exports	5,388	5,607	3,637	21,491	15,945	(3.9)	48.1	34.8
Crude oil	3,300	4,130	2,549	14,942	11,720	(20.1)	29.5	27.5
Fuel oil (including bunker fuel)	1,856	1,169	974	5,480	3,525	58.8	90.6	55.5
Other oil by-products and other products	232	308	114	1,069	700	(24.7)	103.5	52.7
Sales abroad	570	175	257	1,284	1,404	225.7	121.8	(8.5)
Total foreign market	5,958	5,782	3,894	22,775	17,349	3.0	53.0	31.3
Total	24,031	23,255	13,911	83,966	53,683	3.3	72.7	56.4

In 2021, net revenue grew 56% compared to 2020, due to the 70% increase in Brent prices and the increase in domestic demand, mainly due to the economic recovery after the height of the COVID-19 pandemic in 2020. We also highlight the increase in sales of natural gas and electricity, as a result of the increase in thermoelectric generation in 2021 and industrial demand recovery.

In 4Q21, sales revenue increased 3% compared to 3Q21, also due to the 8.5% appreciation of Brent prices in the period. This factor was partially offset by lower oil exports volumes and sales of oil products in the domestic market, especially diesel and LPG, due to seasonality. Gasoline sales had the opposite effect, with higher volumes due to seasonality and market share gains over ethanol due to competitive prices for consumers, fundamental to the consumer's choice of gasoline in all Brazilian states. There was also a drop in electricity revenues, in view of the lower thermoelectric dispatch with the improvement in hydrological conditions in 4Q21.

Finally, it is worth noting that, with the sale of the Mataripe refinery (RLAM) on November 30th, 2021, we started to break down oil sales in the domestic market due to its materiality.

In terms of revenue composition in the domestic market, diesel and gasoline continued to be the main products, accounting together for 72% of oil products domestic sales in 4Q21.

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Graph 1 – Oil products sales revenues 4Q21 – domestic market

In 4Q21, we kept on diversifying our global customer base for our oil exports. In addition, the development and start-up of operations in our pre-salt fields has also enabled the diversification of our export streams. In 4Q21, Búzios remained the highlight, but we increased the share of Atapu and carried out the first export of the Sepia stream.

In 3Q21, we had the following distribution of export destinations:

Table 3 – Volumes of oil exports

Country	4Q21	3Q21	4Q20
China	38%	39%	42%
Latam	23%	10%	13%
Europe	15%	29%	17%
Asia (ex. China)	15%	7%	0%
USA	9%	9%	14%
India	0%	4%	11%
Caribbean	0%	2%	2%

Table 4 – Volume of oil products exports

Country	4Q21	3Q21	4Q20
Singapore	84%	66%	80%
USA	14%	22%	13%
Bahamas	0%	4%	4%
Others	2%	8%	3%

Cost of Goods Sold

Table 5 – Cost of goods sold

						Variation (%)
US$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 / 3Q21	4Q21 / 4Q20	2021 / 2020
Acquisitions	(5,562)	(4,607)	(1,679)	(16,103)	(6,186)	20.7	231.3	160.3
Crude oil imports	(1,594)	(1,486)	(668)	(5,651)	(3,273)	7.3	138.6	72.7
Oil by-product imports	(1,862)	(1,800)	(470)	(5,629)	(1,636)	3.4	296.2	244.1
Natural gas imports	(2,106)	(1,321)	(541)	(4,823)	(1,277)	59.4	289.3	277.7
Production	(6,311)	(6,448)	(4,217)	(23,880)	(21,295)	(2.1)	49.7	12.1
Crude oil	(5,287)	(5,363)	(3,288)	(19,527)	(16,925)	(1.4)	60.8	15.4
Production taxes	(2,811)	(2,530)	(1,372)	(9,464)	(5,491)	11.1	104.9	72.4
Other costs	(2,476)	(2,833)	(1,916)	(10,063)	(11,434)	(12.6)	29.2	(12.0)
Oil by-products	(544)	(650)	(500)	(2,496)	(2,164)	(16.3)	8.8	15.3
Natural gas	(480)	(435)	(429)	(1,857)	(2,206)	10.3	11.9	(15.8)
Production taxes	(177)	(141)	(92)	(592)	(380)	25.5	92.4	55.8
Other costs	(303)	(294)	(337)	(1,265)	(1,826)	3.1	(10.1)	(30.7)
Services rendered, electricity, operations abroad and others	(1,579)	(808)	(488)	(3,181)	(1,714)	95.4	223.6	85.6
Total	(13,452)	(11,863)	(6,384)	(43,164)	(29,195)	13.4	110.7	47.8

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In 2021, cost of goods sold went up 48%, mainly reflecting higher import costs, as a result of higher volumes of oil, oil products and natural gas and higher Brent and LNG prices. It is worth highlighting the higher share of LNG in total natural gas purchases following the 188% increase in LNG import volumes to meet higher demand, alongside the 214% increase in acquisition costs.

Production costs rose 12% - with an increase in government take, which followed Brent prices - and were partially offset by lower volumes sold.

Electricity costs increased in 2021 compared to 2020, due to the increase in fuel costs.

In 4Q21, cost of goods sold was 13% above 3Q21, mainly reflecting the high costs of LNG imports and the effect of the increase in Brent prices on other imports, which more than offset lower import volumes of oil products and natural gas. Production costs in 4Q21 remained stable as higher government take was offset by lower volumes of production sold.

Operating Expenses

Table 6 – Operating expenses

						Variation (%)
US$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 / 3Q21	4Q21 / 4Q20	2021 / 2020
Selling, General and Administrative Expenses	(1,398)	(1,440)	(1,207)	(5,405)	(5,974)	(2.9)	15.8	(9.5)
Selling expenses	(1,092)	(1,103)	(1,128)	(4,229)	(4,884)	(1.0)	(3.2)	(13.4)
Materials, third-party services, freight, rent and other related costs	(909)	(924)	(952)	(3,542)	(4,163)	(1.6)	(4.5)	(14.9)
Depreciation, depletion and amortization	(162)	(159)	(153)	(610)	(564)	1.9	5.9	8.2
Allowance for expected credit losses	(1)	7	5	12	2	−	−	500.0
Employee compensation	(20)	(27)	(28)	(89)	(159)	(25.9)	(28.6)	(44.0)
General and administrative expenses	(306)	(337)	(79)	(1,176)	(1,090)	(9.2)	287.3	7.9
Employee compensation	(197)	(261)	(7)	(834)	(749)	(24.5)	2714.3	11.3
Materials, third-party services, rent and other related costs	(88)	(56)	(62)	(256)	(252)	57.1	41.9	1.6
Depreciation, depletion and amortization	(21)	(20)	(10)	(86)	(89)	5.0	110.0	(3.4)
Exploration costs	(149)	(133)	(366)	(687)	(803)	12.0	(59.3)	(14.4)
Research and development expenses	(148)	(151)	(100)	(563)	(355)	(2.0)	48.0	58.6
Other taxes	(37)	(217)	(191)	(406)	(952)	(82.9)	(80.6)	(57.4)
Impairment of assets	272	3,098	6,019	3,190	(7,339)	(91.2)	(95.5)	−
Other income and expenses, net	1,203	(157)	1,278	653	998	−	(5.9)	(34.6)
Total	(257)	1,000	5,433	(3,218)	(14,425)	−	−	(77.7)

In 2021, operating expenses were 78% lower, mainly due to the US$ 7.3 billion impairment in 2020, compared against an impairment reversal of US$ 3.2 billion in 2021. Other highlights are selling and general and administrative expenses, which fell by 9.5%, mainly reflecting lower exported volumes and lower freight expenses, and tax expenses, which fell relative to 2020, impacted by state amnesty programs in Rio de Janeiro and Espírito Santo states.

In 4Q21, selling and general and administrative expenses remained stable QoQ.

In 4Q21, tax expenses dropped by 83%, mainly due to expenses related to income taxes over charter payments, which impacted 3Q21.

There was an impairment reversal of US$ 272 million in 4Q21, mainly due to the inclusion of the 2nd unit of RNEST in the 2022-2026 Strategic Plan, scheduled to start operations in August/2027.

Other operating income was US$ 1.2 billion in 4Q21, against expenses of US$ 157 million in 3Q21. The improvement in this line is due to gains, in 4Q21, from the sale of the Mataripe Refinery (RLAM) and from the contingent portion of the sale of the Carcará asset (currently the Bacalhau field), partially offset by the gain, in 3Q21, related to the co-participation agreement for the Transfer of Rights Surplus Volumes in Búzios field and the gain from agreements on 6 blocks in Foz do Amazonas, for which we assumed 100% work interest.

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Adjusted EBITDA

In 2021, Adjusted EBITDA increased 53% to US$43.6 billion, mainly due to the increase in Brent prices. Other factors worth mentioning were the higher sales of oil products in the domestic market, with higher margins for diesel and gasoline, offset by lower oil exports, higher LNG acquisition costs and the actuarial review related to the health plan co-participation.

Adjusted EBITDA for 4Q21 reached US$ 11.3 billion, in line with 3Q21, of US$ 11.6 billion. This result mainly reflects the appreciation of Brent prices and the loss with the actuarial review related to the health plan co-participation in 3Q21. These factors were offset by lower oil export volumes, lower gasoline, LPG and diesel margins and higher LNG acquisition costs.

Financial results

Table 7 – Financial results

						Variation (%)
US$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 / 3Q21	4Q21 / 4Q20	2021 / 2020
Finance income	266	227	145	821	551	17.2	83.4	49.0
Income from investments and marketable securities (Government Bonds)	141	100	36	315	202	41.0	291.7	55.9
Other income, net	125	127	109	506	349	(1.6)	14.7	45.0
Finance expenses	(880)	(1,191)	(1,434)	(5,150)	(6,004)	(26.1)	(38.6)	(14.2)
Interest on finance debt	(545)	(669)	(770)	(2,870)	(3,595)	(18.5)	(29.2)	(20.2)
Unwinding of discount on lease liabilities	(325)	(303)	(328)	(1,220)	(1,322)	7.3	(0.9)	(7.7)
Discount and premium on repurchase of debt securities	(4)	(249)	(374)	(1,102)	(1,157)	(98.4)	(98.9)	(4.8)
Capitalized borrowing costs	229	269	234	976	941	(14.9)	(2.1)	3.7
Unwinding of discount on the provision for decommissioning costs	(182)	(195)	(139)	(761)	(638)	(6.7)	30.9	19.3
Other finance expenses and income, net	(53)	(44)	(57)	(173)	(233)	20.5	(7.0)	(25.8)
Foreign exchange gains (losses) and indexation charges	(1,870)	(3,898)	2,653	(6,637)	(4,177)	(52.0)	−	58.9
Foreign exchange gains (losses)	(781)	(2,957)	3,764	(2,737)	(1,363)	(73.6)	−	100.8
Reclassification of hedge accounting to the Statement of Income	(1,246)	(1,032)	(1,134)	(4,585)	(4,720)	20.7	9.9	(2.9)
Recoverable taxes inflation indexation income (*)	29	15	(54)	518	1,807	93.3	−	(71.3)
Other foreign exchange gains (losses) and indexation charges, net	128	76	77	167	99	68.4	66.2	68.7
Total	(2,484)	(4,862)	1,364	(10,966)	(9,630)	(48.9)	−	13.9
(*) Includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

The financial result was negative by US$ 11 billion in 2021, 14% worse than 2020, mainly due to exchange rate variations.

The 4Q21 financial result was negative by US$ 2.5 billion, an improvement compared to 3Q21 (US$ 4.9 billion), mainly reflecting the lower depreciation of the real against the dollar (3% in 4Q21 against 9% in 3Q21).

There was also a 26% reduction in financial expenses in 4Q21 compared to 3Q21, mainly due to lower expenses with premiums and transaction costs, reflecting a reduction in the volume of prepayments, and a decrease in financing expenses, following the reduction of the company's indebtedness.

As a result of the revision of expectations for highly probable exports in the 2022-2026 Strategic Plan, currency exposure was significantly reduced in 4Q21 and we ended the year with an exposure of US$ 17.6 billion, compared to US$ 34.8 billion in 3Q21.

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Net profit (loss) attributable to Petrobras shareholders

Net income in 2021 was US$ 19.9 billion, compared to US$ 1.1 billion in 2020. This expressive increase is mainly due to the 70% hike in Brent prices in the period, besides higher sales volumes in the domestic market and better oil products margins. In addition, there was an impairment reversal of US$3.2 billion, compared to an impairment of US$7.3 billion in 2020. With higher profits before income taxes, income tax expenses grew by US$9.4 billion in 2021, compared to 2020.

In 4Q21, net income was US$ 5.6 billion, a similar level to the US$ 5.9 billion recorded in 3Q21. There was a lower impairment reversal and higher spending on imports and government take. On the other hand, we had higher sales prices, lower exchange rate depreciation and gains from asset sales.

Additionally, 4Q21 results were affected, negatively, by the lack of gains recorded in 3Q21 with the Búzios and “Foz do Amazonas” agreements and, positively, by the lack of expenses with the actuarial review of the health plan recorded in 3Q21.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

Net income benefited from non-recurring items in 2021, and the highlights were: (i) impairment reversal, (ii) gain from asset sales, (iii) gain with the co-participation agreement for the Transfer of Rights Surplus Volumes in Búzios field and (iv) the effects of non-incidence of income taxes on indexation (SELIC interest rate) of undue taxes paid, partially offset by the premium on the repurchase of bonds. Excluding non-recurring effects, net income would have been US$15.5 billion. Adjusted EBITDA was not significantly impacted by non-recurring items, reaching US$43.5 billion in 2021.

In 4Q21, net income also benefited from non-recurring items, mainly asset sales gains. Net income for 4Q21 would have been US$4.3 billion excluding non-recurring items. Adjusted EBITDA, of US$ 11.2 billion, was not significantly impacted by non-recurring items.

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Special Items

Table 8 – Special items

						Variation (%)
US$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 / 3Q21	4Q21 / 4Q20	2021 / 2020
Net income	5,676	5,954	11,617	19,986	948	(4.7)	(51.1)	2008.2
Nonrecurring items	2,077	3,936	8,141	6,593	(3,489)	(47.2)	(74.5)	−
Nonrecurring items that do not affect Adjusted EBITDA	1,991	4,525	5,823	6,520	(6,638)	(56.0)	(65.8)	−
Impairment of assets and investments	272	3,090	5,681	3,573	(7,854)	(91.2)	(95.2)	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	(7)	−	(41)	(43)	−	−	(4.7)
Gains and losses on disposal / write-offs of assets	1,718	118	366	1,942	499	1355.9	369.4	289.2
Results from co-participation agreements in auctioned areas	(36)	667	−	631	−	−	−	−
Agreements signed for the electricity sector *	29	−	−	107	−	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	1	−	(71)	456	1,709	−	−	(73.3)
Discount and premium on repurchase of debt securities	5	(246)	(374)	(1,090)	(1,157)	−	−	(5.8)
Inflation indexation charges on petroleum and alcohol accounts	−	−	237	−	237	−	−	−
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	−	903	−	903	−	−	−	−
Financial updating on state amnesty programs	2	−	(16)	39	(29)	−	−	−
Other nonrecurring items	86	(589)	2,318	73	3,149	−	(96.3)	(97.7)
Voluntary Separation Plan	3	1	4	11	(1,017)	200.0	(25.0)	−
Amounts recovered from Lava Jato investigation	13	26	54	235	155	(50.0)	(75.9)	51.6
Gains / (losses) on decommissioning of returned/abandoned areas	109	(4)	(324)	99	(342)	−	−	−
State amnesty programs	1	26	11	144	(347)	(96.2)	(90.9)	−
Gains / (losses) related to legal proceedings	(64)	(104)	−	(312)	24	(38.5)	−	−
Equalization of expenses - Production Individualization Agreements	(41)	19	(8)	(74)	701	−	412.5	−
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	4	(21)	(79)	−	−	(73.4)
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	−	11	39	483	1,516	−	−	(68.1)
Gains/(losses) arising from actuarial review of health care plan	−	(852)	2,538	(856)	2,538	−	−	−
Gains/(losses) with the transfer of rights on concession agreements	65	288	−	364	−	(77.4)	−	−
Net effect of nonrecurring items on IR / CSLL	(707)	(1,328)	(2,021)	(2,255)	1,878	(46.8)	(65.0)	−
Recurring net income	4,306	3,347	5,492	15,648	2,555	28.7	(21.6)	512.4
Shareholders of Petrobras	4,266	3,332	5,385	15,539	2,750	28.0	(20.8)	465.1
Non-controlling interests	40	15	107	109	(195)	166.7	(62.6)	−
Adjusted EBITDA	11,276	11,623	8,811	43,555	28,391	(3.0)	28.0	53.4
Nonrecurring items	86	(589)	2,318	73	3,149	−	(96.3)	(97.7)
Recurring Adjusted EBITDA	11,190	12,212	6,493	43,482	25,242	(8.4)	72.3	72.3

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

11

Capex

Investment (Capex) encompasses acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Table 9 – Capex

						Variation %
US$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 / 3Q21	4Q21 / 4Q20	2021 / 2020
Exploration and Production	2,100	1,456	1,519	7,129	6,557	44.3	38.2	8.7
Refining, Transportation and Marketing	258	226	354	932	947	14.1	(27.0)	(1.6)
Gas and Power	161	94	83	412	353	70.2	93.0	16.9
Others	112	86	93	298	200	30.4	21.3	48.9
Total	2,631	1,863	2,049	8,772	8,057	41.3	28.4	8.9

In 2021, capex totaled US$ 8.8 billion, an increase of 9% compared to 2020, reflecting the improved economic scenario after the critical phase of the COVID-19 pandemic. In 4Q21, capex totaled US$2.6 billion, 41% higher than 3Q21, and approximately 57% corresponded to growth capex.

Capex for 2021 was 12% below projections, mainly due to: (a) postponement to 2022 of activities related to the new platforms P-71, FPSO Guanabara and FPSO Carioca (b) postponement to 2022 of supporting activities and scheduled stoppages, and (c) optimization of exploratory expenditures. None of these events compromise the production curve released for 2022.

Growth capex are those with the primary objective of increasing the capacity of existing assets, deploying new production, flow and storage assets, increasing asset efficiency or profitability, and deploying essential infrastructure to enable other growth projects. Includes asset/company acquisitions and remaining investments in systems that started as of 2019 and exploratory investments.

Sustaining capex, on the other hand, have the main objective of maintaining the operation of existing assets, they do not aim at increasing the capacity of the facilities. It includes investments in safety and reliability of facilities, replacement well projects, complementary development, remaining investments in systems that started before 2019, scheduled stoppages and revitalizations (without new systems), 4D seismic, health, environment and safety (HSE) projects, subsea line exchanges, operational infrastructure and information technology (IT).

In 4Q21, capex in the Exploration & Production segment totaled US$ 2.1 billion, 44% higher when compared to 3Q21, with approximately 64% related to growth. This increase was mainly due to construction activities on the P-78 and P-79 platforms for the Búzios field and by the increase in well construction and interconnection activities (Mero 2, Atapu, Búzios 4 and Búzios 5). The capex in 4Q21 were mainly concentrated on: (a) the development of ultra-deepwater production in the Santos Basin pre-salt (US$ 0.9 billion); (b) exploratory investments (US$ 0.2 billion); and (c) development of new deepwater projects (US$ 0.2 billion).

In the Refining, Transportation and Marketing segment, capex totaled US$ 258 million in 4Q21, an increase of 14% when compared to 3Q21, of which approximately 75% were related to sustaining. This increase was mainly due to the mobilization of materials for use in the REPLAN, REDUC, REFAP, RECAP, REPAR, REVAP, and RPBC refineries.

12

In Gas & Energy, capex totaled US$ 161 million in 4Q21, 70% higher when compared to 3Q21, with approximately 54% related to growth. The increase was mainly due to higher expenditures with the Natural Gas Processing Unit of Gaslub Cluster (Route 3), which is expected to start operating in the second half of 2022.

13

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX[3] Petrobras US$ bi	Petrobras Share	Status
Mero 1 FPSO Guanabara (Chartered unit)	2022	180,000	0.43	1.0	40%[2]	Project in phase of execution with production system moored. 13 wells drilled and 13 completed
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2023	150,000	0.77	2.0	92.66%[1]	Project in phase of execution with production system under construction. 9 wells drilled and 6 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.10	1.7	100%	Project in phase of execution with production system under construction. 1 well drilled and 1 completed[4]
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70,000	0.03	1.3	100%	Project in phase of execution with production system under construction[4]
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.09	0.8	40%[2]	Project in phase of execution with production system under construction. 7 wells drilled and 2 completed
Itapu P-71 (Owned unit)	2023	150,000	1.82	3.4	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.03	0.8	40%[2]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024	100,000	0.16	1.7	100%	Project in phase of execution with production system under construction. 2 wells drilled and 1 completed[4]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2024	225,000	0.02	2.1	92.66%[1]	Project in phase of execution with production system under construction. 2 wells drilled
Búzios 6 P-78 (Owned unit)	2025	180,000	0.17	4.1	92.66%[1]	Project in phase of execution with production system under construction
Búzios 8 P-79 (Owned unit)	2025	180,000	0.13	4.2	92.66%[1]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.02	0.8	40%[2]	Project in phase of execution with production system under construction 4 wells drilled and 2 completed

¹ The effectiveness of the Co-participation agreement started in September of 2021. In October of 2021, partner CNOOC Petroleum Brazil Ltda. (CNOOC) expressed interest in exercising the option to purchase an additional share of 5% in the Production Sharing Contract of the Transfer of Rights Surplus. Petrobras share will change after the closing of this transaction

² In December of 2021 the Production Individualization Agreement (AIP) of the Mero accumulation was approved, with effect as of January of 2022. The agreement establishes the update stakes of each parts. Petrobras share will be updated in the next report.

³ total CAPEX with the Strategic Plan 2022-2026 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

[4] Production Unit for revitalization project. Refers only to new wells. It is scope of the project to relocate some wells of the decommissioning units

14

Portfolio Management

From January 1, 2021 to February 23, 2022, we concluded the sale of 21 assets, notably the sale of RLAM, BR Distribuidora and 10% of NTS. In addition, 14 assets were signed and are awaiting closings, with REMAN, SIX, and Gaspetro standing out. The cash inflow from these transactions, including the upfront cash from the signings in 2021 until Feb 23, 2022, totaled US$ 5.6 billion. In addition to this amount, in Feb 2022, we received the deferred payment for the sale of Carcará field in the amount of US$ 950 million.

Table 11 - Amounts received by February 23, 2022 and respective transaction values

Assets	Amounts received (US$ million)	Transaction amount [1] (US$ million)
Block PAR-T-198_ Bacia do Paraná	0.028	0.031
Block PAR-T-218_ Bacia do Paraná	0.029	0.032
Block POT-T-794 Bacia Potiguar	0.15	0.75
Breitener	45.4²	58.2
BSBios	47	60[5]
Frade field	36	100[4]
Papa-Terra field	6	105.6
Rabo Branco field	1.5	1.5
Dó-Ré-Mi field	0.04	0.04[5]
Cia Energética Manauara	13.7²	15.6²
GásLocal	10.5[2]	10.52.5
Gaspetro	-	394²
Lapa 10%	49.4	50[3]
Mangue Seco 1	7.8[2]	8[2]
Mangue Seco 2	6.5[2]	6[2]
Mangue Seco 3 and 4	18[2]	16.8[2]
NTS (10%)	285[2]	333[2]
Petrobras Distribuidora	2,238[2]	2,238[2]
Alagoas cluster	300	300
Carmópolis cluster	275	1,100
Cricaré cluster	27	155
Fazenda Belém cluster	-	35[5]
Miranga cluster	55.7	220.1
Norte Capixaba cluster	35.9	544[6]
Peroá cluster	5	55
Pescada cluster	-	2[5]
Potiguar cluster	110	1,385[6]
Recôncavo cluster	-	250[5]
Remanso cluster	7.3	30
Rio Ventura cluster	33.9	94.2[5]
PUDSA	68	61.7[5]
REMAN	28,4	189,5
RLAM	1,811	1,650
SIX	3	33
Termelétrica Potiguar (TEP)	14.3²	16²
UTE Camaçari cluster	11.1²	17.6²
Total value	5,551	9,536

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US$ at the PTAX rate on the day of the SPA signing or of the cash inflow

3Transaction signed in 2018 4Transaction signed in 2019 5Transaction signed in 2020 6Transaction signed in 2022

15

Liquidity and Capital Resources[1]

Table 12 – Liquidity and capital resources

US$ million	4Q21	3Q21	4Q20	2021	2020
Adjusted cash and cash equivalents at the beginning of period	11,462	10,424	13,374	12,384	8,265
Government bonds and time deposits with maturities of more than 3 months at the beginning of period *	(537)	(602)	(670)	(659)	(888)
Cash and cash equivalents at the beginning of period	10,925	9,822	12,704	11,725	7,377
Net cash provided by (used in) operating activities	9,196	10,528	7,072	37,791	28,890
Net cash provided by (used in) investing activities	557	3,953	(317)	2,157	(4,510)
Acquisition of PP&E and intangibles assets	(1,685)	(1,505)	(1,388)	(6,325)	(5,874)
Investments in investees	(9)	(4)	(1)	(24)	(942)
Proceeds from disposal of assets - Divestment	1,877	2,404	959	4,783	1,997
Financial compensation for the Búzios Co-participation Agreement	−	2,938	−	2,938	−
Dividends received	487	94	42	781	243
Divestment (Investment) in marketable securities	(113)	26	71	4	66
(=) Net cash provided by operating and investing activities	9,753	14,481	6,755	39,948	24,380
Net cash provided by (used) in financing activities	(9,890)	(12,984)	(7,407)	(40,791)	(19,259)
Net financings	(1,151)	(7,489)	(5,502)	(21,757)	(11,861)
Proceeds from financing	131	86	1,126	1,885	17,023
Repayments	(1,282)	(7,575)	(6,628)	(23,642)	(28,884)
Repayment of lease liability	(1,446)	(1,482)	(1,509)	(5,827)	(5,880)
Dividends paid to shareholders of Petrobras	(7,250)	(3,980)	(347)	(13,078)	(1,367)
Dividends paid to non-controlling interest	(30)	(36)	(46)	(105)	(84)
Investments by non-controlling interest	(13)	3	(3)	(24)	(67)
Effect of exchange rate changes on cash and cash equivalents	(308)	(394)	(327)	(402)	(773)
Cash and cash equivalents at the end of period	10,480	10,925	11,725	10,480	11,725
Government bonds and time deposits with maturities of more than 3 months at the end of period *	650	537	659	650	659
Adjusted cash and cash equivalents at the end of period	11,130	11,462	12,384	11,130	12,384
Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	9,196	10,528	7,072	37,791	28,890
Acquisition of PP&E and intangibles assets	(1,685)	(1,505)	(1,388)	(6,325)	(5,874)
Free cash flow**	7,511	9,023	5,684	31,466	23,016

As of December 31, 2021, cash and cash equivalents totaled US$ 10.5 billion and adjusted cash and cash equivalents totaled US$ 11.1 billion.

In 2021, cash generated from operating activities reached US$ 37.8 billion and the positive free cash flow totaled US$ 31.5 billion. This level of cash generation, together with the inflow from divestments of US$ 4.8 billion and the financial compensation for the Búzios Coparticipation Agreement of US$ 2.9 billion were used to: (a) prepay debt and amortize principal and interest due in the period (US$ 23.6 billion), (b) amortize lease liabilities (US$ 5.8 billion), (c) fund capex of US$ 6.3 billion, and (d) distribute dividends of US$ 13.1 billion.

In 2021, the company settled several loans and financings, amounting to US$ 23.6 billion, notably: (a) the prepayment of US$ 6.3 billion of banking loans in the domestic and international markets; (b) the repurchase and redemption of US$ 9.8 billion of bonds in the international capital market, with net premium payment amounting to US$ 1.1 billion; and (c) the prepayment of loans with development agencies totaling US$ 593 million. These operations allowed for the anticipated achievement of the gross debt target of US$ 60 billion originally established for 2022 in 3Q21, and which was maintained in 4Q21.

* Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets.

16

The achievement of the gross debt target ahead of time, the high level of cash generation and solid liquidity have allowed the company to approve in 4Q21 a new shareholder remuneration for 2021 in the amount of R$ 37.3 billion. Considering the anticipated dividends, the compensation to shareholders for the fiscal year 2021 totaled R$ 7.77 for preferred and common shares, representing a dividend yield of 27%, based on the market value on 12/31/2020.

Graph 2 - Conciliation EBITDA x OCF x FCF x FCFE

US$ billion

[1] Accounts receivable, inventory and suppliers

[2] Includes issuances, amortization, prepayment and goodwill on bond repurchase

[3] Includes dividends received, non-controlling interest, investments in securities, foreign exchange rate variation over cash position and investments in investees

17

Debt

Cash generation and continuous debt management in 2021 allowed the company to achieve, in 3Q21, the US$ 60 billion gross debt target, originally set for 2022.

As of December 31, 2021, gross debt reached US$ 58.7 billion, 1% lower than September 30, 2021, mainly due to debt prepayments and amortizations. Over 2021, the reduction was 22%.

Average maturity remained stable, from 13.5 years on September 30, 2021 to 13.4 years on December 31, 2021.

The Gross Debt/EBITDA ratio decreased from 1.45x on September 30, 2021 to 1.35x on December 31, 2021.

Net Debt decreased by 1% to US$ 47.6 billion. The Net Debt/Adjusted EBITDA ratio decreased from 1.17x on September 30, 2021 to 1.09x on December 31, 2021.

Table 13 – Debt indicators

US$ million	12.31.2021	09.30.2021	Δ %	12.31.2020
Financial Debt	35,700	36,716	(2.8)	53,888
Capital Markets	22,031	22,213	(0.8)	30,137
Banking Market	9,762	10,524	(7.2)	18,597
Development banks	769	813	(5.4)	1,516
Export Credit Agencies	2,951	2,972	(0.7)	3,424
Others	187	194	(3.6)	214
Finance leases	23,043	22,872	0.7	21,650
Gross debt	58,743	59,588	(1.4)	75,538
Adjusted cash and cash equivalents	11,117	11,456	(3.0)	12,370
Net debt	47,626	48,132	(1.1)	63,168
Net Debt/(Net Debt + Market Cap) - Leverage	41%	42%	(2.4)	47%
Average interest rate (% p.a.)	6.2	6.0	3.3	5.9
Weighted average maturity of outstanding debt (years)	13.39	13.50	(0.8)	11.71
Net debt/LTM Adjusted EBITDA ratio	1.09	1.17	(6.8)	2.22
Gross debt/LTM Adjusted EBITDA ratio	1.35	1.45	(7.0)	2.66

18

Results by Segment

Exploration and Production[2]

Table 14 – E&P results

						Variation (%)
US$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 / 3Q21	4Q21 / 4Q20	2021 / 2020
Sales revenues	15,781	14,628	8,995	55,584	34,395	7.9	75.4	61.6
Gross profit	9,250	8,326	4,966	31,911	16,297	11.1	86.3	95.8
Operating expenses	555	3,706	4,744	3,283	(9,247)	(85.0)	(88.3)	−
Operating income (loss)	9,805	12,032	9,710	35,194	7,050	(18.5)	1.0	399.2
Net income (loss) attributable to the shareholders of Petrobras	6,506	7,971	6,385	23,353	4,475	(18.4)	1.9	421.9
Adjusted EBITDA of the segment	10,986	10,432	5,443	39,151	22,847	5.3	101.8	71.4
EBITDA margin of the segment (%)	70	71	61	70	66	(1.7)	9.1	4.0
ROCE (Return on Capital Employed)	11.2%	8.8%	3.4%	11.2%	3.4%	+2.4 p.p.	+ 7.8 p.p.	+ 7.8 p.p.
Average Brent crude (US$/bbl)	79.73	73.47	44.23	70.73	41.67	8.5	80.3	69.7
Sales price - Brazil
Crude oil (US$/bbl)	77.56	69.54	43.29	67.48	39.96	11.5	79.2	68.9
Lifting cost - Brazil (US$/boe)*
excluding production taxes and leases	5.15	5.02	5.61	5.00	5.23	2.5	(8.2)	(4.4)
excluding production taxes	6.93	6.66	7.19	6.65	6.83	4.1	(3.6)	(2.7)
Onshore and shallow waters
with leases	14.78	14.27	12.87	13.69	15.45	3.5	14.8	(11.4)
excluding leases	14.78	14.27	12.33	13.69	14.54	3.5	19.9	(5.9)
Deep and ultra-deep post-salt
with leases	10.50	12.16	12.63	11.25	11.05	(13.6)	(16.8)	1.9
excluding leases	9.10	10.72	11.23	9.84	9.55	(15.1)	(19.0)	3.1
Pre-salt
with leases	5.26	4.35	4.47	4.61	4.25	21.0	17.5	8.7
excluding leases	3.24	2.53	2.71	2.75	2.53	28.0	19.3	8.7
including production taxes and excluding leases	20.19	18.50	13.06	17.97	11.50	9.2	54.6	56.3
including production taxes and leases	21.96	20.13	14.64	19.62	13.10	9.1	50.0	49.7
Production taxes - Brazil	3,178	2,981	1,537	11,151	5,933	6.6	106.8	88.0
Royalties	1,669	1,534	851	5,749	3,299	8.8	96.2	74.3
Special participation	1,498	1,437	677	5,362	2,596	4.3	121.3	106.6
Retention of areas	11	11	10	40	38	7.8	18.3	4.9

In 2021, E&P gross profit was US$ 31.9 billion, a 96% increase when compared to 2020. This increase was due to the higher Brent prices, which resulted in higher revenues, partially offset by higher government take.

Operating profit for 2021 was US$ 35.2 billion, up 399%, since in addition to the increase in Gross Profit, there were impairment losses recognized in 2020, versus the reversal that occurred in 2021, due to revised projections for short-term average Brent prices. In addition, we had higher revenues from divestments and the Búzios co-participation agreement, as well as lower tax expenses due to the contingencies related to ICMS that occurred in the previous year.

In 4Q21, gross profit in E&P was US$ 9.2 billion, an increase of 11% when compared to 3Q21. This increase was due to the 8.5% appreciation of Brent prices, offset by higher government take. Operating income in 4Q21 was US$ 9.8 billion, 18% lower than 3Q21, reflecting the reversal of impairment that occurred in 3Q21.

* Leases refers to platform leasing

19

Lifting cost for 2021, excluding government take and leasing, was US$ 5.00/boe, a reduction of 4% compared to the previous year (US$ 5.23/boe). The drop is explained by the depreciation of the BRL, along with portfolio management effects and the startup of P-70 and FPSO Carioca production.

In 4Q21, we recorded a 3% increase in lifting cost excluding government take and leasing when compared to 3Q21, due to higher maintenance costs of leased platforms, along with the impact of lower production resulting from the natural decline of the reservoirs. These effects were offset by the depreciation of the BRL.

In pre-salt, there was a 28% increase in lifting costs in 4Q21 compared to 3Q21, mainly due to well interventions in the Búzios field and higher spending on maintenance of leased platforms, partially offset by the effect of the depreciation of the BRL.

In the post-salt, the 15% decrease in lifting costs compared to 3Q21 was mainly due to lower expenses with well interventions in the Campos Basin compared to the previous quarter and to the effect of the depreciation of the BRL, partially offset by the impact of lower production resulting from the natural decline in reservoirs.

In onshore and shallow water assets, there was an increase in lifting costs in 4Q21, mainly because of the decline in production, associated with increased spending on production contracts that follow Brent prices, which appreciated in the period. These effects were partially offset by the effect of the depreciation of the BRL.

The higher expenses with government participations in dollars are explained by higher Brent prices, both for 2021 and 4Q21.

20

Refining, Transportation and Marketing

Table 15 – RTM results **

						Variation (%)
US$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 / 3Q21	4Q21 / 4Q20	2021 / 2020
Sales revenues	21,044	20,500	12,086	74,524	47,782	2.7	74.1	56.0
Gross profit	2,272	2,226	1,244	8,904	3,771	2.1	82.6	136.1
Operating expenses	330	(1,029)	82	(1,621)	(2,992)	−	302.4	(45.8)
Operating Income (Loss)	2,602	1,197	1,326	7,283	779	117.4	96.2	834.9
Net income (loss) attributable to the shareholders of Petrobras	1,774	1,046	976	5,746	111	69.6	81.8	5076.6
Adjusted EBITDA of the segment	2,238	1,807	1,226	8,570	2,337	23.9	82.5	266.7
EBITDA margin of the segment (%)	11	9	10	11	5	2	−	7
ROCE (Return on Capital Employed)	6.2%	4.7%	(2.1)%	6.2%	(2.1)%	+ 1.5 p.p.	+ 8.3 p.p.	+ 8.3 p.p.
Refining cost (US$ / barrel) - Brazil	1.70	1.69	1.47	1.66	1.70	0.6	15.5	(2.2)
Domestic basic oil by-products price (US$/bbl)	87.00	80.70	49.96	77.28	50.14	7.8	74.1	54.1

YoY gross profit in 2021 was US$ 5.1 billion, higher than in 2020, mainly due to the higher positive inventory effects (US$ 4.56 billion in 2021 vs. US$ 140 million in 2020). Excluding this effect, gross profit would have been US$ 4.35 billion in 2021 and US$ 3.63 billion in 2020.

Higher gross profit in 2021 results from higher margins, especially on gasoline and diesel, reflecting higher international margins for these products, associated with higher domestic sales volumes, mainly gasoline, diesel and jet fuel, due to the impact on sales caused by the COVID-19 pandemic in 2020, as well as lower gasoline and diesel imports by third parties between the periods. Gasoline also had a gain in market share over ethanol due to its competitiveness in prices and diesel was favored by the recovery of the economy in 2021, especially the industrial sector. Bunker sales were also higher due to greater demand for thermal power plants in 2021. On the other hand, there were lower oil exports.

In 2021, operating profit was higher due to the higher gross profit and lower expenses, especially the ones related to the 2020 voluntary separation plan, the reversal of impairment related to the 2nd unit of RNEST in 2021, and the gain with the sale of the RLAM refinery on November 30, 2021.

The reduction of the refining unit cost in 2021 is due to the higher feedstock processed compared to 2020 and to the FX effect, which offset the increase in costs in BRL. The main factors that increased refining costs in BRL were the expenditure on chemicals and catalysts, and maintenance spending to improve the integrity and reliability of the refining facilities.

In 4Q21, gross profit was US$ 2.3 billion, US$ 46 million higher than 3Q21, mainly due to the higher positive effect of inventory turnover between quarters (US$ 1.3 billion in 4Q21 vs. US$ 694 million in 3Q21). Excluding this effect, gross profit would have been US$ 966 million in 4Q21 and US$1.53 billion in 3Q21.

In 4Q21, there were lower margins in the domestic market, mainly for gasoline, LPG and diesel. Additionally, diesel and LPG sales volume decreased due to the seasonality of these products, which favors their consumption in the third quarter. In addition, we concluded the sale of the RLAM refinery, on November 30th, which accounted for about 13% of our systemwide capacity, contributing to lower sales in the domestic market in 4Q21. Gasoline sales increased because of the seasonality effect that favors the sales of this product in the fourth quarter and the gain in Otto cycle market share due to pump price that favored the consumer's choice of gasoline over ethanol in all states in Brazil.

In 4Q21, operating profit was higher due to lower expenses with provisions for litigation losses that occurred in 3Q21, the recognition of the gain on the sale of the RLAM refinery and the reversal of impairment related to the second unit at RNEST.

21

In 4Q21, refining unit cost was practically in line with 3Q21 because of the more depreciated FX, which offset higher spending in BRL. The main factor that pushed up refining costs in BRL was the maintenance spending with the intensification of the plan to improve asset integrity and reliability in November and December. Compared to 3Q21, processed feedstock was stable.

22

Gas and Power

Table 16 – G&P results

						Variation (%)
US$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 / 3Q21	4Q21 / 4Q20	2021 / 2020
Sales revenues	3,745	3,444	2,256	12,051	7,725	8.7	66.0	56.0
Gross profit	(91)	778	987	2,557	3,740	−	−	(31.6)
Operating expenses	(688)	(772)	(741)	(2,871)	(2,581)	(10.9)	(7.2)	11.2
Operating income (loss)	(779)	6	246	(314)	1,159	−	−	−
Net income (loss) attributable to the shareholders of Petrobras	(539)	3	194	(206)	821	−	−	−
Adjusted EBITDA of the segment	(647)	194	425	258	1,705	−	−	(84.9)
EBITDA margin of the segment (%)	(17)	6	19	2	22	(23)	(36)	(20)
ROCE (Return on Capital Employed)	(2.4)%	2.6%	4.1%	(2.4)%	4.1%	- 5.0 p.p.	- 6.5 p.p.	- 6.5 p.p.
Natural gas sales price - Brazil (US$/bbl)	53.53	46.98	30.82	45.65	33.76	13.9	73.7	35.2

In 2021, despite the strong recovery in natural gas demand, gross profit was US$1,183 million lower than in 2020, impacted by higher natural gas acquisition costs. It is important to note that, especially in the last quarter, there was a decoupling between the reference prices of oil and LNG, which did not allow the segment's average sales prices to track the increase in LNG acquisition costs, which resulted, especially, from i) the maintenance of below average temperatures in the northern hemisphere, ii) supply restrictions, iii) lower gas inventories in Europe, and iv) the heating up of the Chinese economy.

The 2021 operating profit was US$ 1,473 million lower than in 2020, due to the lower gross profit and the impairments recorded by the sales of the oil-fired thermal plants (Arembepe, Bahia 1 and Muricy) and of Breitener and the UTGSul asset.

In 4Q21, there was a reduction of US$ 870 million in gross profit compared to 3Q21, as the increase in revenue from the new contract prices was not enough to offset the negative impact of the increase in the cost of LNG acquisition for the reasons mentioned above. In addition, the reduction in energy generation revenues, due to the improvement in storage levels of hydroelectric reservoirs and the reduction of the Settlement Price for the Differences (PLD) between periods, contributed negatively to the results of the segment.

Operating profit was US$ 785 million lower in 4Q21 compared to 3Q21, due to lower gross profit and the impairment recognized on the UTGSUl asset in 4Q21, despite the reduction in operating expenses, mainly due to the impairment recorded in 3Q21 from the sale of Breitener.

23

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Reconciliation of Adjusted EBITDA

						Variation (%)
US$ million	4Q21	3Q21	4Q20	2021	2020	4Q21 / 3Q21	4Q21 / 4Q20	2021 / 2020
Net income (loss)	5,676	5,954	11,617	19,986	948	(4.7)	(51.1)	2008.2
Net finance income (expense)	2,484	4,862	(1,364)	10,966	9,630	(48.9)	−	13.9
Income taxes	2,269	1,867	2,725	8,239	(1,174)	21.5	(16.7)	−
Depreciation, depletion and amortization	2,909	3,108	2,236	11,695	11,445	(6.4)	30.1	2.2
EBITDA	13,338	15,791	15,214	50,886	20,849	(15.5)	(12.3)	144.1
Results in equity-accounted investments	(107)	(291)	(18)	(1,607)	659	(63.2)	494.4	−
Impairment	(272)	(3,098)	(6,019)	(3,190)	7,339	(91.2)	(95.5)	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	7	−	41	43	−	−	(4.7)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control *	(1,719)	(119)	(366)	(1,944)	(499)	1344.5	369.7	289.6
Results from co-participation agreements in bid areas	36	(667)	−	(631)	−	−	−	−
Adjusted EBITDA	11,276	11,623	8,811	43,555	28,391	(3.0)	28.0	53.4
Adjusted EBITDA margin (%)	47	50	63	52	53	(3.0)	(16.0)	(1.0)

24

Financial Statements

Table 18 - Income Statement - Consolidated

US$ million	4Q21	3Q21	4Q20	2021	2020
Sales revenues	24,031	23,255	13,911	83,966	53,683
Cost of sales	(13,452)	(11,863)	(6,384)	(43,164)	(29,195)
Gross profit	10,579	11,392	7,527	40,802	24,488
Selling expenses	(1,092)	(1,103)	(1,128)	(4,229)	(4,884)
General and administrative expenses	(306)	(337)	(79)	(1,176)	(1,090)
Exploration costs	(149)	(133)	(366)	(687)	(803)
Research and development expenses	(148)	(151)	(100)	(563)	(355)
Other taxes	(37)	(217)	(191)	(406)	(952)
Impairment of assets	272	3,098	6,019	3,190	(7,339)
Other income and expenses	1,203	(157)	1,278	653	998
	(257)	1,000	5,433	(3,218)	(14,425)
Operating income (loss)	10,322	12,392	12,960	37,584	10,063
Finance income	266	227	145	821	551
Finance expenses	(880)	(1,191)	(1,434)	(5,150)	(6,004)
Foreign exchange gains (losses) and inflation indexation charges	(1,870)	(3,898)	2,653	(6,637)	(4,177)
Net finance income (expense)	(2,484)	(4,862)	1,364	(10,966)	(9,630)
Results in equity-accounted investments	107	291	18	1,607	(659)
Income (loss) before income taxes	7,945	7,821	14,342	28,225	(226)
Income taxes	(2,269)	(1,867)	(2,725)	(8,239)	1,174
Net Income (Loss)	5,676	5,954	11,617	19,986	948
Net income (loss) attributable to:
Shareholders of Petrobras	5,636	5,938	11,509	19,875	1,141
Non-controlling interests	40	16	108	111	(193)

25

Table 19 - Statement of Financial Position – Consolidated

ASSETS - US$ million	12.31.2021	12.31.2020
Current assets	30,149	27,388
Cash and cash equivalents	10,467	11,711
Marketable securities	650	659
Trade and other receivables, net	6,368	4,731
Inventories	7,255	5,677
Recoverable taxes	1,346	2,595
Assets classified as held for sale	2,490	785
Other current assets	1,573	1,230

Non-current assets	144,199	162,622
Long-term receivables	14,334	20,200
Trade and other receivables, net	1,900	2,631
Marketable securities	44	44
Judicial deposits	8,038	7,281
Deferred taxes	604	6,451
Other tax assets	3,261	3,158
Other non-current assets	487	635
Investments	1,510	3,273
Property, plant and equipment	125,330	124,201
Intangible assets	3,025	14,948
Total assets	174,348	190,010

LIABILITIES - US$ million	12.31.2021	12.31.2020
Current liabilities	24,176	26,225
Trade payables	5,483	6,859
Finance debt	3,641	4,186
Lease liability	5,432	5,698
Taxes payable	4,734	2,834
Dividends payable	−	858
Short-term employee benefits	2,144	3,502
Liabilities related to assets classified as held for sale	867	685
Other current liabilities	1,875	1,603
Non-current liabilities	80,360	103,909
Finance debt	32,059	49,702
Lease liability	17,611	15,952
Income taxes payable	300	357
Deferred taxes	1,229	195
Employee benefits	9,374	14,667
Provision for legal and administrative proceedings	2,018	2,199
Provision for decommissioning costs	15,619	18,780
Other non-current liabilities	2,150	2,057
Shareholders' equity	69,812	59,876
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(37,694)	(47,753)
Non-controlling interests	405	528
Total liabilities and shareholders´ equity	174,348	190,010

26

Table 20 - Statement of Cash Flows – Consolidated

US$ million	4Q21	3Q21	4Q20	2021	2020
Cash flows from Operating activities
Net income (loss) for the period	5,676	5,954	11,617	19,986	948
Adjustments for:
Pension and medical benefits (actuarial expense)	292	1,168	-2,176	2,098	-1,001
Results of equity-accounted investments	-107	-291	-18	-1,607	659
Depreciation, depletion and amortization	2,909	3,108	2,236	11,695	11,445
Impairment of assets (reversal)	-272	-3,098	-6,019	-3,190	7,339
Allowance (reversals) for credit loss on trade and other receivables	-16	-10	20	-30	144
Exploratory expenditure write-offs	34	27	233	248	456
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	-1,718	-111	-364	-1,900	-456
Foreign exchange, indexation and finance charges	2,563	4,580	-1,364	10,795	11,094
Deferred income taxes, net	60	115	2,443	4,058	-1,743
Revision and unwinding of discount on the provision for decommissioning costs	74	198	463	661	981
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	-3	-10	89	-986	-3,173
Inventory write-down (write-back) to net realizable value	2	0	0	-1	375
Results from co-participation agreements in bid areas	41	-667	0	-631	0
Assumption of interest in concessions	-76	-98	0	-164	0
Early termination and cash outflows revision of lease agreements	-192	-121	-103	-545	-276
Decrease (Increase) in assets
Trade and other receivables, net	-588	-752	70	-2,075	1
Inventories	-170	-585	-18	-2,334	724
Judicial deposits	-264	-330	55	-1,032	-859
Other assets	-164	57	-292	-289	159
Increase (Decrease) in liabilities
Trade payables	223	510	45	1,073	216
Other taxes payable	2,565	1,988	1,268	7,016	3,246
Pension and medical benefits	-184	-392	-227	-2,239	-1,048
Provisions for legal proceedings	-135	158	13	-12	-261
Short-term benefits	-173	89	-279	-312	781
Provision for decommissioning costs	-204	-201	-169	-730	-482
Other liabilities	215	69	-420	376	-47
Income taxes paid	-1,192	-827	-31	-2,138	-332
Net cash provided by operating activities	9,196	10,528	7,072	37,791	28,890
Cash flows from Investing activities
Acquisition of PP&E and intangible assets	-1,685	-1,505	-1,388	-6,325	-5,874
Investments in investees	-9	-4	-1	-24	-942
Proceeds from disposal of assets - Divestment	1,877	2,404	959	4,783	1,997
Financial compensation for the Búzios Co-participation Agreement	0	2,938	0	2,938	0
Divestment (Investment) in marketable securities	-113	26	71	4	66
Dividends received	487	94	42	781	243
Net cash provided (used) by investing activities	557	3,953	-317	2,157	-4,510
Cash flows from Financing activities
Changes in non-controlling interest	-13	3	-3	-24	-67
Financing and loans, net:
Proceeds from financing	131	86	1,126	1,885	17,023
Repayment of principal - finance debt	-923	-6,932	-6,129	-21,413	-25,727
Repayment of interest - finance debt	-359	-643	-499	-2,229	-3,157
Repayment of lease liability	-1,446	-1,482	-1,509	-5,827	-5,880
Dividends paid to Shareholders of Petrobras	-7,250	-3,980	-347	-13,078	-1,367
Dividends paid to non-controlling interests	-30	-36	-46	-105	-84
Net cash provided by (used) in financing activities	-9,890	-12,984	-7,407	-40,791	-19,259
Effect of exchange rate changes on cash and cash equivalents	-308	-394	-327	-402	-773
Net increase (decrease) in cash and cash equivalents	-445	1,103	-979	-1,245	4,348
Cash and cash equivalents at the beginning of the period	10,925	9,822	12,704	11,725	7,377
Cash and cash equivalents at the end of the period	10,480	10,925	11,725	10,480	11,725

27

FINANCIAL INFORMATION BY BUSINESS AREAS

Table 21 - Consolidated Income by Segment – 2021

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	55,584	74,524	12,051	504	(58,697)	83,966
Intersegments	54,479	1,416	2,564	238	(58,697)	−
Third parties	1,105	73,108	9,487	266	−	83,966
Cost of sales	(23,673)	(65,620)	(9,494)	(503)	56,126	(43,164)
Gross profit	31,911	8,904	2,557	1	(2,571)	40,802
Expenses	3,283	(1,621)	(2,871)	(1,987)	(22)	(3,218)
Selling expenses	−	(1,543)	(2,653)	(11)	(22)	(4,229)
General and administrative expenses	(152)	(148)	(73)	(803)	−	(1,176)
Exploration costs	(687)	−	−	−	−	(687)
Research and development expenses	(415)	(11)	(25)	(112)	−	(563)
Other taxes	(192)	(122)	(38)	(54)	−	(406)
Impairment of assets	3,107	289	(208)	2	−	3,190
Other income and expenses	1,622	(86)	126	(1,009)	−	653
Operating income (loss)	35,194	7,283	(314)	(1,986)	(2,593)	37,584
Net finance income (expense)	−	−	−	(10,966)	−	(10,966)
Results in equity-accounted investments	119	941	98	449	−	1,607
Income (loss) before income taxes	35,313	8,224	(216)	(12,503)	(2,593)	28,225
Income taxes	(11,963)	(2,478)	107	5,212	883	(8,239)
Net Income (Loss)	23,350	5,746	(109)	(7,291)	(1,710)	19,986
Net income (loss) attributable to:
Shareholders of Petrobras	23,353	5,746	(206)	(7,308)	(1,710)	19,875
Non-controlling interests	(3)	−	97	17	−	111
	23,350	5,746	(109)	(7,291)	(1,710)	19,986

Table 22 - Consolidated Income by Segment – 2020

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	34,395	47,782	7,725	876	(37,095)	53,683
Intersegments	33,524	865	2,455	251	(37,095)	−
Third parties	871	46,917	5,270	625	−	53,683
Cost of sales	(18,098)	(44,011)	(3,985)	(832)	37,731	(29,195)
Gross profit	16,297	3,771	3,740	44	636	24,488
Expenses	(9,247)	(2,992)	(2,581)	419	(24)	(14,425)
Selling expenses	−	(2,520)	(2,320)	(20)	(24)	(4,884)
General and administrative expenses	(155)	(161)	(85)	(689)	−	(1,090)
Exploration costs	(803)	−	−	−	−	(803)
Research and development expenses	(232)	(11)	(10)	(102)	−	(355)
Other taxes	(478)	(137)	(31)	(306)	−	(952)
Impairment of assets	(7,364)	164	36	(175)	−	(7,339)
Other income and expenses	(215)	(327)	(171)	1,711	−	998
Operating income (loss)	7,050	779	1,159	463	612	10,063
Net finance income (expense)	−	−	−	(9,630)	−	(9,630)
Results in equity-accounted investments	(181)	(437)	128	(169)	−	(659)
Income (loss) before income taxes	6,869	342	1,287	(9,336)	612	(226)
Income taxes	(2,398)	(265)	(393)	4,438	(208)	1,174
Net Income (Loss)	4,471	77	894	(4,898)	404	948
Net income (loss) attributable to:
Shareholders of Petrobras	4,475	111	821	(4,670)	404	1,141
Non-controlling interests	(4)	(34)	73	(228)	−	(193)
	4,471	77	894	(4,898)	404	948

28

Table 23 - Quarterly Consolidated Income by Segment – 4Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	15,781	21,044	3,745	144	(16,683)	24,031
Intersegments	15,466	405	732	80	(16,683)	−
Third parties	315	20,639	3,013	64	−	24,031
Cost of sales	(6,531)	(18,772)	(3,836)	(148)	15,835	(13,452)
Gross profit	9,250	2,272	(91)	(4)	(848)	10,579
Expenses	555	330	(688)	(450)	(4)	(257)
Selling expenses	−	(389)	(698)	(1)	(4)	(1,092)
General and administrative expenses	(41)	(40)	(21)	(204)	−	(306)
Exploration costs	(149)	−	−	−	−	(149)
Research and development expenses	(111)	(3)	(6)	(28)	−	(148)
Other taxes	(74)	(22)	61	(2)	−	(37)
Impairment of assets	8	302	(39)	1	−	272
Other income and expenses	922	482	15	(216)	−	1,203
Operating income (loss)	9,805	2,602	(779)	(454)	(852)	10,322
Net finance income (expense)	−	−	−	(2,484)	−	(2,484)
Results in equity-accounted investments	34	56	13	4	−	107
Income (loss) before income taxes	9,839	2,658	(766)	(2,934)	(852)	7,945
Income taxes	(3,333)	(885)	265	1,393	291	(2,269)
Net income (loss)	6,506	1,773	(501)	(1,541)	(561)	5,676
Net income (loss) attributable to:
Shareholders of Petrobras	6,506	1,774	(539)	(1,544)	(561)	5,636
Non-controlling interests	−	(1)	38	3	−	40
	6,506	1,773	(501)	(1,541)	(561)	5,676

Table 24 - Quarterly Consolidated Income by Segment – 3Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	14,628	20,500	3,444	89	(15,406)	23,255
Intersegments	14,289	438	647	32	(15,406)	−
Third parties	339	20,062	2,797	57	−	23,255
Cost of sales	(6,302)	(18,274)	(2,666)	(91)	15,470	(11,863)
Gross profit	8,326	2,226	778	(2)	64	11,392
Expenses	3,706	(1,029)	(772)	(899)	(6)	1,000
Selling expenses	5	(416)	(683)	(3)	(6)	(1,103)
General and administrative expenses	(51)	(37)	(19)	(230)	−	(337)
Exploration costs	(133)	−	−	−	−	(133)
Research and development expenses	(113)	(2)	(2)	(34)	−	(151)
Other taxes	(78)	(36)	(52)	(51)	−	(217)
Impairment of assets	3,201	(13)	(90)	−	−	3,098
Other income and expenses	875	(525)	74	(581)	−	(157)
Operating income (loss)	12,032	1,197	6	(901)	58	12,392
Net finance income (expense)	−	−	−	(4,862)	−	(4,862)
Results in equity-accounted investments	29	257	12	(7)	−	291
Income (loss) before income taxes	12,061	1,454	18	(5,770)	58	7,821
Income taxes	(4,090)	(408)	(2)	2,652	(19)	(1,867)
Net income (loss)	7,971	1,046	16	(3,118)	39	5,954
Net income (loss) attributable to:
Shareholders of Petrobras	7,971	1,046	3	(3,121)	39	5,938
Non-controlling interests	−	−	13	3	−	16
	7,971	1,046	16	(3,118)	39	5,954

29

Table 25 - Other Income and Expenses by Segment – 2021

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(1,467)	−	(1,467)
Unscheduled stoppages and pre-operating expenses	(1,294)	(20)	(27)	(21)	−	(1,362)
Gains / (losses) related to legal, administrative and arbitration proceedings	(326)	(488)	(4)	78	−	(740)
Variable compensation program	(189)	(104)	(22)	(154)	−	(469)
Profit sharing	(51)	(34)	(3)	(37)	−	(125)
Gains/(losses) with Commodities Derivatives	−	−	−	(79)	−	(79)
Gains/(losses) on decommissioning of returned/abandoned areas	99	−	−	−	−	99
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(41)	−	(41)
Equalization of expenses - Production Individualization Agreements	(74)	−	−	−	−	(74)
Voluntary Separation Plan - PDV	(1)	8	−	4	−	11
Fines imposed on suppliers	128	21	9	5	−	163
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,310	590	66	(25)	−	1,941
Amounts recovered from Lava Jato investigation	17	−	−	218	−	235
Transfer of rights on concession agreements	363	−	−	−	−	363
Early termination and changes to cash flow estimates of leases	518	50	(21)	(2)	−	545
Expenses/Reimbursements from E&P partnership operations	485	−	−	−	−	485
Recoverable taxes (*)	−	11	31	519	−	561
Results from co-participation agreements in bid areas	631	−	−	−	−	631
Others	6	(120)	97	(7)	−	(24)
	1,622	(86)	126	(1,009)	−	653
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS, except for the effects of monetary variation.

Table 26 - Other Income and Expenses by Segment – 2020

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	889	−	889
Unscheduled stoppages and pre-operating expenses	(1,244)	(95)	(96)	(6)	−	(1,441)
Gains / (losses) related to legal, administrative and arbitration proceedings	(313)	(293)	76	37	−	(493)
Variable compensation program	(197)	(108)	(17)	(117)	−	(439)
Profit sharing	(1)	(6)	−	−	−	(7)
Gains/(losses) with Commodities Derivatives	−	−	−	(308)	−	(308)
Gains/(losses) on decommissioning of returned/abandoned areas	(342)	−	−	−	−	(342)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(43)	−	−	(43)
Equalization of expenses - Production Individualization Agreements	701	−	−	−	−	701
Voluntary Separation Plan - PDV	(393)	(316)	(29)	(279)	−	(1,017)
Fines imposed on suppliers	88	−	2	5	−	95
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	228	392	(67)	(54)	−	499
Amounts recovered from Lava Jato investigation	17	−	−	138	−	155
Transfer of rights on concession agreements	84	−	−	−	−	84
Early termination and changes to cash flow estimates of leases	259	(3)	6	14	−	276
Expenses/Reimbursements from E&P partnership operations	912	−	−	−	−	912
Recoverable taxes (*)	−	12	35	1,533	−	1,580
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Others	(14)	90	(38)	(141)	−	(103)
	(215)	(327)	(171)	1,711	−	998
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS, except for the effects of monetary variation.

30

Table 27 - Other Income and Expenses by Segment – 4Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(212)	−	(212)
Unscheduled stoppages and pre-operating expenses	(342)	(8)	(7)	(12)	−	(369)
Gains / (losses) related to legal, administrative and arbitration proceedings	(145)	(66)	(2)	18	−	(195)
Variable compensation program	(50)	(27)	(6)	(39)	−	(122)
Profit sharing	(14)	(9)	(1)	(8)	−	(32)
Gains/(losses) with Commodities Derivatives	−	−	−	(23)	−	(23)
Gains/(losses) on decommissioning of returned/abandoned areas	109	−	−	−	−	109
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Voluntary Separation Plan - PDV	−	3	−	−	−	3
Equalization of expenses - Production Individualization Agreements	(41)	−	−	−	−	(41)
Amounts recovered from Lava Jato investigation	9	−	−	4	−	13
Recoverable taxes (*)	−	1	−	17	−	18
Fines imposed on suppliers	31	6	2	−	−	39
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,162	589	11	(43)	−	1,719
Early termination and changes to cash flow estimates of leases	167	21	1	9	−	198
Expenses/Reimbursements from E&P partnership operations	60	−	−	−	−	60
Transfer of rights on concession agreements	65	−	−	−	−	65
Results from co-participation agreements in bid areas	(36)	−	−	−	−	(36)
Others	(53)	(28)	17	73	−	9
	922	482	15	(216)	−	1,203
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS, except for the effects of monetary variation.

Table 28 - Other Income and Expenses by Segment – 3Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(816)	−	(816)
Unscheduled stoppages and pre-operating expenses	(325)	(4)	(6)	(7)	−	(342)
Gains / (losses) related to legal, administrative and arbitration proceedings	(107)	(427)	1	263	−	(270)
Variable compensation program	(63)	(33)	(8)	(48)	−	(152)
Profit sharing	(14)	(10)	(1)	(10)	−	(35)
Gains/(losses) with Commodities Derivatives	−	−	−	(14)	−	(14)
Gains/(losses) on decommissioning of returned/abandoned areas	(4)	−	−	−	−	(4)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(7)	−	(7)
Voluntary Separation Plan - PDV	(1)	4	−	(2)	−	1
Equalization of expenses - Production Individualization Agreements	19	−	−	−	−	19
Amounts recovered from Lava Jato investigation	8	−	−	18	−	26
Recoverable taxes (*)	−	7	4	26	−	37
Fines imposed on suppliers	33	10	3	1	−	47
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	115	(30)	15	18	−	118
Early termination and changes to cash flow estimates of leases	112	13	1	(5)	−	121
Expenses/Reimbursements from E&P partnership operations	134	−	−	−	−	134
Transfer of rights on concession agreements	288	−	−	−	−	288
Results from co-participation agreements in bid areas	667	−	−	−	−	667
Others	13	(55)	65	2	−	25
	875	(525)	74	(581)	−	(157)
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS, except for the effects of monetary variation.

31

Table 29 - Consolidated Assets by Segment – 12.31.2021

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	113,146	34,388	10,589	21,898	(5,673)	174,348

Current assets	6,034	12,691	3,838	13,259	(5,673)	30,149
Non-current assets	107,112	21,697	6,751	8,639	−	144,199
Long-term receivables	5,042	2,212	322	6,758	−	14,334
Investments	393	970	119	28	−	1,510
Property, plant and equipment	99,033	18,419	6,241	1,637	−	125,330
Operating assets	87,210	16,086	3,739	1,373	−	108,408
Assets under construction	11,823	2,333	2,502	264	−	16,922
Intangible assets	2,644	96	69	216	−	3,025

Table 30 - Consolidated Assets by Segment – 12.31.2020

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	120,280	32,049	10,296	30,810	(3,425)	190,010

Current assets	5,333	8,170	1,975	15,337	(3,427)	27,388
Non-current assets	114,947	23,879	8,321	15,473	2	162,622
Long-term receivables	4,745	2,539	976	11,938	2	20,200
Investments	390	400	607	1,876	−	3,273
Property, plant and equipment	95,222	20,842	6,614	1,523	−	124,201
Operating assets	84,916	18,304	4,300	1,238	−	108,758
Assets under construction	10,305	2,537	2,315	286	−	15,443
Intangible assets	14,590	98	124	136	−	14,948

32

Table 31 - Reconciliation of Adjusted EBITDA by Segment – 2021

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	23,350	5,746	(109)	(7,291)	(1,710)	19,986
Net finance income (expense)	−	−	−	10,966	−	10,966
Income taxes	11,963	2,478	(107)	(5,212)	(883)	8,239
Depreciation, depletion and amortization	9,005	2,167	430	93	−	11,695
EBITDA	44,318	10,391	214	(1,444)	(2,593)	50,886
Results in equity-accounted investments	(119)	(941)	(98)	(449)	−	(1,607)
Impairment	(3,107)	(289)	208	(2)	−	(3,190)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	41	−	41
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(1,310)	(591)	(66)	23	−	(1,944)
Results from co-participation agreements in bid areas	(631)	−	−	−	−	(631)
Adjusted EBITDA	39,151	8,570	258	(1,831)	(2,593)	43,555

Table 32 - Reconciliation of Adjusted EBITDA by Segment – 2020

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	4,471	77	894	(4,898)	404	948
Net finance income (expense)	−	−	−	9,630	−	9,630
Income taxes	2,398	265	393	(4,438)	208	(1,174)
Depreciation, depletion and amortization	8,661	2,114	473	197	−	11,445
EBITDA	15,530	2,456	1,760	491	612	20,849
Results in equity-accounted investments	181	437	(128)	169	−	659
Impairment	7,364	(164)	(36)	175	−	7,339
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	43	−	−	43
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(228)	(392)	66	55	−	(499)
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Adjusted EBITDA	22,847	2,337	1,705	890	612	28,391

33

Table 33 - Reconciliation of Adjusted EBITDA by Segment – 4Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	6,506	1,773	(501)	(1,541)	(561)	5,676
Net finance income (expense)	−	−	−	2,484	−	2,484
Income taxes	3,333	885	(265)	(1,393)	(291)	2,269
Depreciation, depletion and amortization	2,315	527	104	(37)	−	2,909
EBITDA	12,154	3,185	(662)	(487)	(852)	13,338
Results in equity-accounted investments	(34)	(56)	(13)	(4)	−	(107)
Impairment	(8)	(302)	39	(1)	−	(272)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(1,162)	(589)	(11)	43	−	(1,719)
Results from co-participation agreements in bid areas	36	−	−	−	−	36
Adjusted EBITDA	10,986	2,238	(647)	(449)	(852)	11,276

Table 34 - Reconciliation of Adjusted EBITDA by Segment – 3Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	7,971	1,046	16	(3,118)	39	5,954
Net finance income (expense)	−	−	−	4,862	−	4,862
Income taxes	4,090	408	2	(2,652)	19	1,867
Depreciation, depletion and amortization	2,383	568	113	44	−	3,108
EBITDA	14,444	2,022	131	(864)	58	15,791
Results in equity-accounted investments	(29)	(257)	(12)	7	−	(291)
Impairment	(3,201)	13	90	−	−	(3,098)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	7	−	7
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(115)	29	(15)	(18)	−	(119)
Results from co-participation agreements in bid areas	(667)	−	−	−	−	(667)
Adjusted EBITDA	10,432	1,807	194	(868)	58	11,623

34

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – EBITDA plus results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer